FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	February	……………………………………………………,	2024

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date…..	February 9, 2024	By…../s/………Sachiho Tanino……………………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Finance & Accounting Headquarters
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.

Notice Regarding Application for Termination of Registration of American Depositary Receipts with U.S. Securities and Exchange Commission and Termination of Ongoing Reporting Obligations under U.S. Securities Exchange Act

February 9, 2024

Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
Tokyo (Prime Market) and other Stock Exchanges

Inquiries:
Sachiho Tanino
General Manager
Consolidated Accounting Div.
Finance & Accounting Headquarters
+81-3-3758-2111

Notice Regarding Application for Termination of Registration of American Depositary Receipts with U.S. Securities and Exchange Commission and Termination of Ongoing Reporting Obligations under U.S. Securities Exchange Act

On February 10, 2023, Canon Inc. (the “Company”) announced plans to file, when relevant requirements were met, an application for termination of registration of its American Depositary Receipts (“ADRs”) and the underlying common shares with the U.S. Securities and Exchange Commission (the “SEC”). In view of such requirements being met as of January 31, 2024, the Company plans to file a Form 15F for the termination of registration of its ADRs and underlying common shares with the SEC and termination of ongoing reporting obligations under the U.S. Securities Exchange Act (the “Exchange Act”). Please see below for details.

1.	Application for Termination of Registration of ADRs with SEC and Termination of Ongoing Reporting Obligations under the Exchange Act

(1)	Date of application:

March 7, 2024 (Planned)

(2)	Future plans:

The Company’s ongoing reporting obligations under the Exchange Act will be immediately suspended upon filing the Form 15F with the SEC and are expected to be terminated on June 5, 2024, 90 days after the Form 15F is filed. This schedule is subject to change if the SEC notifies the Company of an extended review period or objects to the Company’s application, or for other reasons.

While the Company’s reporting obligations under the Exchange Act, including filing annual reports on Form 20-F, will be terminated upon deregistration, the Company will disclose financial statements and other material information in English on its website, and will strive to provide appropriate information to shareholders and investors, including those overseas.

2.	Contact Information for Inquiries Regarding the Company’s ADRs

JPMorgan Service Center (United States)
Tel	:	1-800-990-1135 (toll free within the United States)
1-651-453-2128 (from outside the United States)
Website	:	www.adr.com/contact/jpmorgan
E-mail	:	To contact JPMorgan via email, please click the link found on the website above